Exhibit 99.1

30 July 2004

Mitchells & Butlers plc
Board Appointment

Mitchells & Butlers plc announces that Drummond Hall has today been appointed a Non-Executive Director of the Company. He will be a member of the Nomination, Audit and Remuneration Committees.

Drummond, who is 54 years old, is Chief Executive of Dairy Crest Group plc. He holds an MA from Edinburgh University in Economics and has extensive experience in consumer marketing, having held marketing positions in Procter & Gamble, Mars and Pepsi Cola. He subsequently moved to HP Bulmer plc where he became Managing Director of the Cider and Beer Division and a member of the Group Executive.

The Company confirms that there is no further information about Drummond Hall requiring disclosure under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.

Following this appointment, the Board consists of the Chairman, four executive directors and four independent non-executive directors.

For further information, please contact:

Kate Holligon	Investor Relations	+44 121 498 5092

James Leviton	Finsbury Group	+44 20 7251 3801